9635 Granite Ridge Drive Suite 100 San Diego, CA 92123 Phone 858-459-7800

July 31, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Amanda Ravitz, Assistant Director
Ms. Heather Percival

Re:	Aethlon Medical, Inc.
Registration Statement on Form S-1
File No. 333-205832
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Ravitz and Ms. Percival:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Aethlon Medical, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-205832) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Standard Time on August 4, 2015, or as soon as practicable thereafter.

The Registrant hereby authorizes Jennifer A. Post, of Raines Feldman LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)                 should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)               the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)             the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Post at 310.440.4100.

Very truly yours,

AETHLON MEDICAL, INC.

/s/ James B. Frakes
James B. Frakes
Chief Financial Officer

cc:       Jennifer A. Post, Raines Feldman LLP